UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file Number 1-10585

A.	Full title of plan and the address of the plan, if different from that of the issue named below:

CHURCH & DWIGHT CO., INC. PROFIT SHARING PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

469 NORTH HARRISON STREET

PRINCETON, NEW JERSEY 08543-5297

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

EXHIBIT:

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Church & Dwight Co., Inc. Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Church & Dwight Co., Inc. Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Church & Dwight Co., Inc. Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ J.H. Cohn LLP

Roseland, New Jersey

September 22, 2005

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments, at fair value	$199,968,745	$167,099,794
Participant loans	1,963,198	16,333

Totals	201,931,943	167,116,127

Receivables:
Employer contributions	10,313,507	7,691,853
Participant contributions	11,434	713,753

Totals	10,324,941	8,405,606

Cash	31,371	1,887

Net assets available for benefits	$212,288,255	$175,523,620

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Investment income:
Net appreciation in fair value of investments	$24,467,093	$29,706,654
Dividend and interest income	3,235,136	2,682,070

Totals	27,702,229	32,388,724

Contributions:
Participant	10,186,323	8,432,268
Employer	10,929,646	9,339,685

Totals	21,115,969	17,771,953

Totals	48,818,198	50,160,677

Deductions from net assets attributable to:
Distributions to participants	12,034,974	13,632,215
Other charges	18,589	11,440

Totals	12,053,563	13,643,655

Net increase in plan assets	36,764,635	36,517,022
Net assets available for benefits:
Beginning of year	175,523,620	139,006,598

End of year	$212,288,255	$175,523,620

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the “Company”) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

Effective July 1, 1994, the Church & Dwight Co., Inc. Profit Sharing Plan and the Church & Dwight Co., Inc. Savings Plan were merged, with the profit sharing plan being the survivor of the merger. Effective with the merger described above, the Plan was amended and restated to provide a cash or deferred arrangement (Internal Revenue Code Section 401(k)), for after-tax employee contributions and employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

All employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees. All hourly employees in Green River, Wyoming are eligible to make pre- and post-tax contributions and receive Company match.

Employees of the Syracuse, New York plant, whose employment was covered under the terms of a labor agreement between the Company and the United Steelworkers of America, Local 1263, shall not be permitted to share in the allocation of profit sharing contributions or to elect to have basic or additional pre-tax contributions made to the Plan.

Effective July 1, 2001, a regular employee shall include any nonunion hourly-paid employee of the Company who is employed at the Company’s North Brunswick, New Jersey, Harrisonville, Missouri, or Chicago, Illinois facilities. Employees at the Company’s North Brunswick, New Jersey facility were not permitted to share in any allocations of profit sharing contributions until January 1, 2003.

Employees at the London, Ohio facility who are members of the United Industrial Workers Service, Transportation, Professional and Government Union of North America, were not permitted to share in any allocations of profit sharing contributions and/or matching contributions until January 1, 2002.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Administrative expenses:

Certain administrative costs are paid by the Company.

Contributions:

Participants may elect to make basic pre- or post-tax contributions of 1% to 6% of compensation, provided, however, that all allotments must be fixed in multiples of 1%. Participants may also elect to make additional pre- and post-tax contributions not to exceed 6%. Total participant contributions cannot exceed 12% of compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company matches an amount equal to 50% of each participant’s basic pre- or post-tax contribution.

Company matching contributions are invested in the Company Stock Fund. Participants specify which investment funds, in increments of 5% that their contributions are invested in, provided that not more than 50% of such contributions are contributed to the Company Stock Fund. Effective January 1, 2002, participants who attain or have attained age 55 and have completed 10 years of services may direct their matching contribution account be invested in any one or more investment funds.

As of each December 31, the Company shall make a profit sharing contribution to the fund in such amount, if any, as the Board in its discretion deems appropriate; provided, however, that the minimum contribution shall be 4% for 2003 and beyond as long as this plan design is in place.

The participant will specify in which investment fund, in increments of 5%, that the Company’s profit sharing contributions to their account will be invested.

A participant may, with the consent of the Plan administrator, make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified savings plan in which employees participated prior to their employment by the Company.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (continued):

Vesting:

Participants are fully vested at all times in their basic and additional pre- or post-tax contributions and rollover contributions. Participants vest in the Company’s matching contributions at the rate of 20% for each year of service, as defined in the Plan document and will become 100% vested after 5 years of service.

Participants vest in their profit sharing accounts as follows:

Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age, death or disability.

Participant loans:

A participant may request a loan to be made from the value of the vested portion of the participant’s account subject to authorization of the plan administrator and other provisions of the Plan. Loans are secured by an equivalent lien on the participant’s nonforfeitable interest in the Plan and bear interest at the prevailing rate for similar loans. Principal and interest are paid ratably through weekly payroll deductions.

Distributions:

The normal form of a benefit payment shall be a single life annuity, payable monthly and terminating with the last payment preceding the participant’s death. If the participant is married on the date benefits commence, the participant shall automatically receive a qualified joint and survivor annuity under which the benefits shall continue following the participant’s death to the surviving spouse during the spouse’s lifetime at a rate that is 50% of the amount payable during the joint lives of the participant and spouse and is the actuarial equivalent of a single life annuity for the life of the participant. The participant may elect a lump sum payment in lieu of the monthly annuity.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan (concluded):

Forfeitures:

Forfeitures of nonvested Company matching and profit-sharing contributions are used to reduce future Company contributions. During the years ended December 31, 2004 and 2003, Company matching and profit-sharing contributions were reduced by $317,254 and $423,939, respectively, for such forfeitures. The amount in the forfeitures account as of December 31, 2004 is $517,573.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment valuation and income recognition:

Investments in mutual funds are carried at market as determined by Putnam Fiduciary Trust Company (the “Trustee”) based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. Participant loans are valued at their outstanding balance, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Payment of benefits:

Benefits are recorded when paid.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 3 - Investments:

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
Church & Dwight Co., Inc. common stock	$77,738,184	$64,901,591
Putnam Voyager Fund	17,453,044	17,085,153
Putnam Stable Value Fund	29,401,776	25,041,769

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2004	2003
Company Stock Fund	$17,173,117	$15,901,783
PIMCO Total Return Fund	(37,071)	(23,886)
George Putnam Fund of Boston	504,688	1,019,562
Putnam Growth and Income Fund	530,053	1,100,728
Putnam Vista Fund	1,444,114	1,865,737
Putnam Voyager Fund	768,294	3,539,437
Putnam New Opportunities Fund	—	665,025
Putnam Asset Allocation Growth Fund	558,363	1,011,386
Putnam Asset Allocation Balanced Fund	482,392	890,445
Putnam Asset Allocation Conservative Fund	63,651	189,799
Putnam International Growth Fund	1,171,317	1,810,875
Neuberger & Berman Genesis Fund	857,360	922,712
Vanguard S&P 500 Index Fund	382,280	554,762
Lord Abbett Mid Cap Value Fund	568,555	258,269
Putnam Stable Value Fund	(20)	20

Totals	$24,467,093	$29,706,654

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2004 and 2003 and for the years then ended:

	2004	2003
Net assets:
Company Stock Fund	$3,380,868	$3,349,643

Changes in net assets:
Net appreciation	$796,419	$825,896
Dividends	3,743	5,444
Employer contributions	1,055,914	996,441
Terminations and withdrawals	(152,629)	(132,654)
Forfeitures	(92,681)	(72,986)
Transfers to participant - directed investments	(1,535,512)	(18,999,124)
Loans	(135,186)	—
Fees and miscellaneous	91,157	72,658

Net increase (decrease)	31,225	(17,304,325)
Balance, beginning of year	3,349,643	20,653,968

Balance, end of year	$3,380,868	$3,349,643

Only the Company matching contributions made to the Company Stock Fund are nonparticipant-directed investments.

Note 5 - Related party transactions:

The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement dated July 1, 1996 with the Company. Certain Plan investments are in shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3 (14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

Note 6 - Nonexempt transactions:

As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510.3-102 of the Department of Labor’s Rules and Regulations for reporting under ERISA, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2004.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Note 7 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 8 - Tax status:

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 9 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

EIN #13-4996950

Plan #006

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

(Schedule H, Line 4i)

DECEMBER 31, 2004

Identity of Issuer, Borrower, Lessor, or Similar Party	Investment Description	Cost	Current Value
*Church & Dwight Co., Inc.	Common Stock	$32,016,818	$77,738,184
*PIMCO Total Return Fund	Mutual Fund	8,645,861	8,718,489
*George Putnam Fund of Boston	Mutual Fund	7,895,097	8,373,820
*Putnam Growth and Income Fund	Mutual Fund	5,886,220	6,353,004
*Putnam Vista Fund	Mutual Fund	7,600,280	9,106,282
*Putnam Voyager Fund	Mutual Fund	15,821,583	17,453,044
*Putnam Retirementready Maturity	Mutual Fund	916,522	916,522
*Putnam Retirementready 2010 Fund	Mutual Fund	2,246,119	2,246,119
*Putnam Retirementready 2015 Fund	Mutual Fund	2,780,354	2,780,354
*Putnam Retirementready 2020 Fund	Mutual Fund	3,864,119	3,864,119
*Putnam Retirementready 2025 Fund	Mutual Fund	2,518,566	2,518,567
*Putnam Retirementready 2030 Fund	Mutual Fund	1,681,879	1,681,879
*Putnam Retirementready 2035 Fund	Mutual Fund	923,894	923,894
*Putnam Retirementready 2040 Fund	Mutual Fund	433,977	433,978
*Putnam Retirementready 2045 Fund	Mutual Fund	137,156	137,156
*Putnam Stable Value Fund	Mutual Fund	29,401,776	29,401,776
*Putnam International Growth Fund	Mutual Fund	8,298,618	9,558,438
Neuberger & Berman Genesis Fund	Mutual Fund	6,565,249	8,004,743
Vanguard S&P 500 Index Fund	Mutual Fund	4,701,203	5,405,791
Lord Abbett Mid Cap Value Fund	Mutual Fund	3,606,132	4,352,586

		145,941,423	199,968,745
Participant loans (various maturity dates, with interest rates ranging from 8.25% to 9.5%)	Loan	—	1,963,198

Totals		$145,941,423	$201,931,943

*	Party-in-interest.

See Report of Independent Registered Public Accounting Firm.

CHURCH & DWIGHT CO., INC.

PROFIT SHARING PLAN

EIN #13-4996950

Plan #006

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

(Schedule H, Line 4a)

YEAR ENDED DECEMBER 31, 2004

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$22,732	$22,732

See Report of Independent Registered Public Accounting Firm.

CHURCH & DWIGHT CO., INC

PROFIT SHARING PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc., Profit Sharing Plan

By:	/S/ ZVI EIREF
Zvi Eiref
Chief Financial Officer
Church & Dwight Co., Inc.

November 23, 2005

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm